UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)

BLUEGREEN CORPORATION
(Name of Issuer)

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

096231105
(CUSIP Number)

Central Florida Investments, Inc. 5601 Windhover Drive Orlando, FL 32819 (407) 351-3350 Attn: Thomas F. Dugan

with copies to: William F. Wynne, Jr., Esq. White & Case LLP 1155 Avenue of the Americas New York, NY 10036 (212) 819-8316

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

SCHEDULE 13D

CUSIP No. 096231105

1	NAME OF REPORTING PERSONS Central Florida Investments, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS WC; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 9,632,400

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 9,632,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,632,400

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.5%

14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 096231105

1	NAME OF REPORTING PERSONS David A. Siegel Revocable Trust I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS WC; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,632,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,632,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,632,400

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.5%

14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 096231105

1	NAME OF REPORTING PERSONS David A. Siegel I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS PF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 9,632,400

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 9,632,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,632,400

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.5%

14	TYPE OF REPORTING PERSON IN

     The statement on Schedule 13D filed on July 20, 2006, relating to the common stock, $0.01 par value per share (the “Common Stock”), as amended by Amendment No. 1 to the Schedule 13D filed on August 10, 2006 (the “Schedule 13D”) and by Amendment No. 2 to the Schedule 13D filed on August 22, 2006, is hereby amended as set forth below by this Amendment No. 3 to the Schedule 13D. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in the Schedule 13D.

     It has come to the attention of the Reporting Persons that Schedule B to the Schedule 13D initially filed on July 20, 2006, inadvertently omitted a single trade that occurred on July 19, 2006. On that date, Mr. Siegel was required to purchase 34,500 shares of Common Stock as a result of third parties exercising put contracts. The Reporting Persons are amending the Schedule 13D to reflect this additional trade on Schedule B, Schedule C and Schedule D. Also, the original Schedule C disclosed that a purchase of 1,300 shares occurred on August 4, 2006 as a result of an exercise of certain put contracts. This resulted from incorrect information provided by the Reporting Person's broker. This transaction never actually occurred and has been removed from Schedule C and Schedule D. Furthermore, the Reporting Persons are amending footnotes 2, 3 and 4 to Item 5 of the Schedule 13D in order to make clear that each of the Reporting Persons beneficially owns all the shares held by the Reporting Persons collectively.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)-(b)	Set forth in the table below is the number and percentage of shares of Common Stock beneficially owned by each Reporting Person as of August 9, 2006.

Name	Number of Shares Beneficially Owned with Sole Voting and Dispositive Power	Number of Shares Beneficially Owned with Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned(1)

Reporting Persons	0	9,632,400	9,632,400	31.5%

Central Florida Investments, Inc.(2)	0	9,632,400	9,632,400	31.5%

David A. Siegel(3)	0	9,632,400	9,632,400	31.5%
David A. Siegel Revocable Trust(4)	0	9,632,400	9,632,400	31.5%

(1)	The percentages of Common Stock indicated in this table are based on the 30,548,385 shares of Common Stock outstanding as of August 4, 2006, as disclosed in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission. Any Common Stock not outstanding which is subject to options or conversion privileges which the beneficial owner had the right to exercise on or within sixty days after the date hereof is deemed outstanding for purposes of computing the percentage of Common Stock owned by such beneficial owner and for the Reporting Persons but is not deemed outstanding for the purpose of computing the percentage of outstanding Common Stock owned by any other beneficial owner.

(2)	CFI beneficially owns all of the Shares because it is the owner of record of the CFI Shares and because it is controlled by the Siegel Trust and Mr. Siegel.

(3)	Mr. Siegel beneficially owns all of the Shares because he is the sole trustee of the Siegel Trust, which owns all of the voting stock of CFI.

(4)	The Siegel Trust beneficially owns all of the Shares because it owns all of the voting stock of CFI and because Mr. Siegel is the sole trustee and a beneficiary of the Siegel Trust.

(c)	Information concerning transactions in the Common Stock effected by the Reporting Persons since the filing of Amendment No. 2 to the Schedule 13D is set forth in Schedule E hereto and is incorporated herein by reference. All of the put transactions listed on Schedule B, Schedule C, Schedule D and Schedule E were exchange traded options written through brokers. All of the sales of Common Stock listed on Schedule D were sold through brokers and effected on the New York Stock Exchange.

(d)	Dividends on the shares of Common Stock reported herein will be paid to CFI and/or Mr. Siegel as the record owner. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	Not applicable.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Schedule A	Executive Officers and Directors of CFI*

Schedule B	List of the transactions in Issuer Common Stock that were effected by the Reporting Persons during the sixty days prior to July 20, 2006

Schedule C	List of the transactions in Issuer Common Stock that were effected by the Reporting Persons during the sixty days prior to August 10, 2006

Schedule D	List of the transactions in Issuer Common Stock that were effected by the Reporting Persons during the sixty days prior to August 22, 2006

Schedule E	List of the transactions in Issuer Common Stock that were effected by the Reporting Persons since the filing of Amendment No. 2 to the Schedule 13D

Exhibit A	Joint Filing Agreement*

*Previously filed with the Securities and Exchange Commission on July 20, 2006 as a schedule or exhibit to the Schedule 13D.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2006

CENTRAL FLORIDA INVESTMENTS, INC.

By:	/s/ David A. Siegel
Name:	David A. Siegel
Title:	President

DAVID A. SIEGEL REVOCABLE TRUST

By:	/s/ David A. Siegel
Name:	David A. Siegel
Title:	Trustee

/s/ David A. Siegel David A. Siegel

SCHEDULE B

Schedule B is hereby amended and restated as follows:

List of transactions in Issuer Common Stock that were effected by the Reporting Persons during the past sixty days prior to July 20, 20061

Date of Transaction	Person Effecting Transaction	Type of Transaction	Expiration Date	Strike Price	Number of securities bought/(sold)	Price per share

7/19/2006	David Siegel	Assigned Shares – Bought	Jul-06	12.5	34,500	$12.500
7/19/2006	David Siegel	Sold Puts	Jul-06	12.5	(758)	$0.417
7/19/2006	David Siegel	Sold Puts	Aug-06	12.5	(4,309)	$0.568
7/18/2006	David Siegel	Assigned Shares – Bought	Jul-06	12.5	7,300	$12.500
7/18/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	300	$12.500
7/18/2006	David Siegel	Assigned Shares – Bought	Aug-06	12.5	2,500	$12.500
7/18/2006	David Siegel	Assigned Shares – Bought	Jul-06	12.5	300	$12.500
7/18/2006	David Siegel	Sold Puts	Aug-06	12.5	(1,858)	$0.957
7/18/2006	David Siegel	Sold Puts	Jul-06	12.5	(130)	$0.965
7/17/2006	David Siegel	Assigned Shares – Bought	Jul-06	12.5	160,200	$12.500
7/17/2006	David Siegel	Assigned Shares – Bought	Aug-06	12.5	15,000	$12.500
7/17/2006	David Siegel	Sold Puts	Aug-06	12.5	(370)	$1.189
7/17/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	6,500	$12.500
7/14/2006	David Siegel	Assigned Shares – Bought	Jul-06	12.5	63,900	$12.500
7/14/2006	David Siegel	Assigned Shares – Bought	Aug-06	12.5	7,500	$12.500
7/14/2006	David Siegel	Sold Puts	Aug-06	12.5	(1,723)	$1.200
7/14/2006	David Siegel	Sold Puts	Jul-06	12.5	(1,677)	$1.200
7/14/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	101,900	$12.500
7/13/2006	David Siegel	Assigned Shares – Bought	Aug-06	12.5	4,000	$12.500
7/13/2006	David Siegel	Sold Puts	Aug-06	12.5	(1,184)	$1.143
7/13/2006	David Siegel	Sold Puts	Jul-06	12.5	(673)	$1.155
7/13/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	67,100	$12.500
7/12/2006	David Siegel	Assigned Shares – Bought	Aug-06	12.5	17,500	$12.500
7/12/2006	David Siegel	Sold Puts	Aug-06	12.5	(710)	$1.155
7/12/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	52,500	$12.500
7/11/2006	David Siegel	Sold Puts	Aug-06	12.5	(2,590)	$1.143
7/11/2006	David Siegel	Assigned Shares – Bought	Aug-06	12.5	10,000	$12.500
7/11/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	201,100	$12.500
7/10/2006	David Siegel	Sold Puts	Aug-06	12.5	(305)	$1.150
7/10/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	248,400	$12.500
7/7/2006	David Siegel	Sold Puts	Aug-06	12.5	(380)	$1.153
7/6/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	4,000	$12.500
7/6/2006	Central Florida Investments, Inc.	sold shares			(5,900)	$11.397
7/5/2006	David Siegel	Sold Puts	Aug-06	12.5	(10)	$1.100
7/5/2006	Central Florida Investments, Inc.	sold shares			(14,000)	$11.368
7/3/2006	David Siegel	Sold Puts	Aug-06	12.5	(234)	$1.100
7/3/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	20,000	$12.500

[1]	The original Schedule B inadvertently omitted a purchase of shares that occurred on July 19, 2006 and is included herein.

Date of Transaction	Person Effecting Transaction	Type of Transaction	Expiration Date	Strike Price	Number of securities bought/(sold)	Price per share

7/3/2006	Central Florida Investments, Inc.	sold shares			(22,900)	$11.432
7/3/2006	Central Florida Investments, Inc.	sold shares			(200)	$11.450
6/30/2006	David Siegel	Sold Puts	Aug-06	12.5	(150)	$1.100
6/30/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	500	$12.500
6/30/2006	Central Florida Investments, Inc.	sold shares			(1,500)	$11.430
6/30/2006	Central Florida Investments, Inc.	sold shares			(1,250)	$11.440
6/30/2006	Central Florida Investments, Inc.	sold shares			(5,000)	$11.400
6/30/2006	Central Florida Investments, Inc.	sold shares			(2,000)	$11.450
6/30/2006	Central Florida Investments, Inc.	sold shares			(500)	$11.420
6/30/2006	Central Florida Investments, Inc.	sold shares			(1,500)	$11.410
6/30/2006	Central Florida Investments, Inc.	sold shares			(1,500)	$11.440
6/30/2006	Central Florida Investments, Inc.	sold shares			(250)	$11.410
6/30/2006	Central Florida Investments, Inc.	sold shares			(1,000)	$11.460
6/30/2006	Central Florida Investments, Inc.	sold shares			(1,500)	$11.460
6/30/2006	Central Florida Investments, Inc.	sold shares			(9,000)	$11.408
6/30/2006	Central Florida Investments, Inc.	sold shares			(50,000)	$11.438
6/29/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	23,100	$12.500
6/29/2006	David Siegel	Sold Puts	Aug-06	12.5	(530)	$1.203
6/29/2006	Central Florida Investments, Inc.	sold shares			(7,600)	$11.404
6/29/2006	Central Florida Investments, Inc.	sold shares			(17,400)	$11.360
6/29/2006	Central Florida Investments, Inc.	sold shares			(700)	$11.336
6/29/2006	Central Florida Investments, Inc.	sold shares			(25,000)	$11.437
6/29/2006	Central Florida Investments, Inc.	sold shares			(25,000)	$11.360
6/29/2006	Central Florida Investments, Inc.	sold shares			(24,300)	$11.360
6/28/2006	David Siegel	Sold Puts	Aug-06	12.5	(672)	$1.157
6/28/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	6,000	$12.500
6/27/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	20,000	$12.500
6/21/2006	David Siegel	Assigned Shares – Bought	Aug-06	12.5	700	$12.500
6/20/2006	David Siegel	Sold Puts	Aug-06	12.5	(50)	$1.150
6/20/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	47,500	$12.500
6/16/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Jun-06	12.5	135,900	$12.500
6/14/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Jun-06	12.5	13,600	$12.500
6/13/2006	David Siegel	Sold Puts	Aug-06	12.5	(10)	$1.250
6/13/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	2,900	$12.500
6/7/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Jun-06	12.5	100	$12.500
6/6/2006	David Siegel	Sold Puts	Aug-06	12.5	(200)	$1.000
6/6/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Jun-06	12.5	400	$12.500
5/30/2006	Central Florida Investments, Inc.	Sold Puts	Aug-06	12.5	(4,410)	$0.800
5/26/2006	Central Florida Investments, Inc.	Sold Puts	Aug-06	12.5	(400)	$0.830
5/25/2006	Central Florida Investments, Inc.	Sold Puts	Aug-06	12.5	(100)	$0.850
5/25/2006	Central Florida Investments, Inc.	Sold Puts	Aug-06	12.5	(400)	$12.500
5/24/2006	Central Florida Investments, Inc.	Sold Puts	Aug-06	12.5	(203)	$0.950
5/23/2006	Central Florida Investments, Inc.	Sold Puts	Aug-06	12.5	(513)	$0.950
5/22/2006	Central Florida Investments, Inc.	Sold Puts	Aug-06	12.5	(202)	$1.005
5/19/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	May-06	12.5	1,254,000	$12.500

SCHEDULE C

Schedule C is hereby amended and restated as follows:

List of transactions in Issuer Common Stock that were effected by the Reporting Persons during the past sixty days prior to August 10, 20062

Date of Transaction	Person Effecting Transaction	Type of Transaction	Expiration Date	Strike Price	Number of securities bought/(sold)	Price per share

8/9/2006	David Siegel	Assigned Shares – Bought	Aug-06	12.5	14,000	$12.500
8/9/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	1,357,000	$12.500
8/1/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	37,700	$12.500
8/1/2006	David Siegel	Assigned Shares – Bought	Aug-06	12.5	12,500	$12.500
7/24/2006	David Siegel	Sold Puts	Aug-06	12.5	(691)	$12.500
7/23/2006	David Siegel	Assigned Shares – Bought	Jul-06	12.5	69,100	$12.500
7/21/2006	David Siegel	Sold Puts	Aug-06	12.5	(140)	$0.800
7/21/2006	David Siegel	Sold Puts	Jul-06	12.5	(245)	$0.659
7/20/2006	David Siegel	Assigned Shares – Bought	Jul-06	12.5	38,500	$12.500
7/20/2006	David Siegel	Sold Puts	Aug-06	12.5	(324)	$0.620
7/20/2006	David Siegel	Sold Puts	Jul-06	12.5	(255)	$0.520
7/19/2006	David Siegel	Assigned Shares – Bought	Jul-06	12.5	34,500	$12.500
7/19/2006	David Siegel	Sold Puts	Jul-06	12.5	(758)	$0.417
7/19/2006	David Siegel	Sold Puts	Aug-06	12.5	(4,309)	$0.568
7/18/2006	David Siegel	Assigned Shares – Bought	Jul-06	12.5	7,300	$12.500
7/18/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	300	$12.500
7/18/2006	David Siegel	Assigned Shares – Bought	Aug-06	12.5	2,500	$12.500
7/18/2006	David Siegel	Assigned Shares – Bought	Jul-06	12.5	300	$12.500
7/18/2006	David Siegel	Sold Puts	Aug-06	12.5	(1,858)	$0.957
7/18/2006	David Siegel	Sold Puts	Jul-06	12.5	(130)	$0.965
7/17/2006	David Siegel	Assigned Shares – Bought	Jul-06	12.5	160,200	$12.500
7/17/2006	David Siegel	Assigned Shares – Bought	Aug-06	12.5	15,000	$12.500
7/17/2006	David Siegel	Sold Puts	Aug-06	12.5	(370)	$1.189
7/17/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	6,500	$12.500
7/14/2006	David Siegel	Assigned Shares – Bought	Jul-06	12.5	63,900	$12.500
7/14/2006	David Siegel	Assigned Shares – Bought	Aug-06	12.5	7,500	$12.500
7/14/2006	David Siegel	Sold Puts	Aug-06	12.5	(1,723)	$1.200
7/14/2006	David Siegel	Sold Puts	Jul-06	12.5	(1,677)	$1.200
7/14/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	101,900	$12.500
7/13/2006	David Siegel	Assigned Shares – Bought	Aug-06	12.5	4,000	$12.500
7/13/2006	David Siegel	Sold Puts	Aug-06	12.5	(1,184)	$1.143
7/13/2006	David Siegel	Sold Puts	Jul-06	12.5	(673)	$1.155
7/13/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	67,100	$12.500
7/12/2006	David Siegel	Assigned Shares – Bought	Aug-06	12.5	17,500	$12.500

[2]

The original Schedule C inadvertently omitted a purchase of shares that occurred on July 19, 2006 and is included herein. Furthermore, the original Schedule C disclosed that a purchase of 1,300 shares occurred on August 4, 2006 as a result of an exercise of certain put contracts. This resulted from incorrect information provided by the Reporting Persons’ broker. This transaction never actually occurred and has been removed from Schedule C.

Date of Transaction	Person Effecting Transaction	Type of Transaction	Expiration Date	Strike Price	Number of securities bought/(sold)	Price per share

7/12/2006	David Siegel	Sold Puts	Aug-06	12.5	(710)	$1.155
7/12/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	52,500	$12.500
7/11/2006	David Siegel	Sold Puts	Aug-06	12.5	(2,590)	$1.143
7/11/2006	David Siegel	Assigned Shares – Bought	Aug-06	12.5	10,000	$12.500
7/11/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	201,100	$12.500

SCHEDULE D

Schedule D is hereby amended and restated as follows:

List of transactions in Issuer Common Stock that were effected by the Reporting Persons during the past sixty days prior to August 22, 20063

Date of Transaction	Person Effecting Transaction	Type of Transaction	Expiration Date	Strike Price	Number of securities bought/(sold)	Price per share

8/18/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	4,142,600	$12.500
8/18/2006	David Siegel	Assigned Shares – Bought	Aug-06	12.5	1,545,300	$12.500
8/15/2006	David Siegel	Assigned Shares – Bought	Aug-06	12.5	15,000	$12.500
8/14/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	50,900	$12.500
8/9/2006	David Siegel	Assigned Shares – Bought	Aug-06	12.5	14,000	$12.500
8/9/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	1,357,000	$12.500
8/1/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	37,700	$12.500
8/1/2006	David Siegel	Assigned Shares – Bought	Aug-06	12.5	12,500	$12.500
7/24/2006	David Siegel	Sold Puts	Aug-06	12.5	(691)	$12.500
7/23/2006	David Siegel	Assigned Shares – Bought	Jul-06	12.5	69,100	$12.500
7/21/2006	David Siegel	Sold Puts	Aug-06	12.5	(140)	$0.800
7/21/2006	David Siegel	Sold Puts	Jul-06	12.5	(245)	$0.659
7/20/2006	David Siegel	Assigned Shares – Bought	Jul-06	12.5	38,500	$12.500
7/20/2006	David Siegel	Sold Puts	Aug-06	12.5	(324)	$0.620
7/20/2006	David Siegel	Sold Puts	Jul-06	12.5	(255)	$0.520
7/19/2006	David Siegel	Assigned Shares – Bought	Jul-06	12.5	34,500	$12.500
7/19/2006	David Siegel	Sold Puts	Jul-06	12.5	(758)	$0.417
7/19/2006	David Siegel	Sold Puts	Aug-06	12.5	(4,309)	$0.568
7/18/2006	David Siegel	Assigned Shares – Bought	Jul-06	12.5	7,300	$12.500
7/18/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	300	$12.500
7/18/2006	David Siegel	Assigned Shares – Bought	Aug-06	12.5	2,500	$12.500
7/18/2006	David Siegel	Assigned Shares – Bought	Jul-06	12.5	300	$12.500
7/18/2006	David Siegel	Sold Puts	Aug-06	12.5	(1,858)	$0.957
7/18/2006	David Siegel	Sold Puts	Jul-06	12.5	(130)	$0.965
7/17/2006	David Siegel	Assigned Shares – Bought	Jul-06	12.5	160,200	$12.500
7/17/2006	David Siegel	Assigned Shares – Bought	Aug-06	12.5	15,000	$12.500
7/17/2006	David Siegel	Sold Puts	Aug-06	12.5	(370)	$1.189
7/17/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	6,500	$12.500
7/14/2006	David Siegel	Assigned Shares – Bought	Jul-06	12.5	63,900	$12.500
7/14/2006	David Siegel	Assigned Shares – Bought	Aug-06	12.5	7,500	$12.500
7/14/2006	David Siegel	Sold Puts	Aug-06	12.5	(1,723)	$1.200
7/14/2006	David Siegel	Sold Puts	Jul-06	12.5	(1,677)	$1.200
7/14/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	101,900	$12.500
7/13/2006	David Siegel	Assigned Shares – Bought	Aug-06	12.5	4,000	$12.500
7/13/2006	David Siegel	Sold Puts	Aug-06	12.5	(1,184)	$1.143

3

The original Schedule D inadvertently omitted a purchase of shares that occurred on July 19, 2006 and is included herein. Furthermore, the original Schedule D disclosed that a purchase of 1,300 shares occurred on August 4, 2006 as a result of an exercise of certain put contracts. This resulted from incorrect information provided by the Reporting Persons’ broker. This transaction never actually occurred and has been removed from Schedule D.

Date of Transaction	Person Effecting Transaction	Type of Transaction	Expiration Date	Strike Price	Number of securities bought/(sold)	Price per share

7/13/2006	David Siegel	Sold Puts	Jul-06	12.5	(673)	$1.155
7/13/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	67,100	$12.500
7/12/2006	David Siegel	Assigned Shares – Bought	Aug-06	12.5	17,500	$12.500
7/12/2006	David Siegel	Sold Puts	Aug-06	12.5	(710)	$1.155
7/12/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	52,500	$12.500
7/11/2006	David Siegel	Sold Puts	Aug-06	12.5	(2,590)	$1.143
7/11/2006	David Siegel	Assigned Shares – Bought	Aug-06	12.5	10,000	$12.500
7/11/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	201,100	$12.500
7/10/2006	David Siegel	Sold Puts	Aug-06	12.5	(305)	$1.150
7/10/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	248,400	$12.500
7/7/2006	David Siegel	Sold Puts	Aug-06	12.5	(380)	$1.153
7/6/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	4,000	$12.500
7/6/2006	Central Florida Investments, Inc.	sold shares			(5,900)	$11.397
7/5/2006	David Siegel	Sold Puts	Aug-06	12.5	(10)	$1.100
7/5/2006	Central Florida Investments, Inc.	sold shares			(14,000)	$11.368
7/3/2006	David Siegel	Sold Puts	Aug-06	12.5	(234)	$1.100
7/3/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	20,000	$12.500
7/3/2006	Central Florida Investments, Inc.	sold shares			(22,900)	$11.432
7/3/2006	Central Florida Investments, Inc.	sold shares			(200)	$11.450
6/30/2006	David Siegel	Sold Puts	Aug-06	12.5	(150)	$1.100
6/30/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	500	$12.500
6/30/2006	Central Florida Investments, Inc.	sold shares			(1,500)	$11.430
6/30/2006	Central Florida Investments, Inc.	sold shares			(1,250)	$11.440
6/30/2006	Central Florida Investments, Inc.	sold shares			(5,000)	$11.400
6/30/2006	Central Florida Investments, Inc.	sold shares			(2,000)	$11.450
6/30/2006	Central Florida Investments, Inc.	sold shares			(500)	$11.420
6/30/2006	Central Florida Investments, Inc.	sold shares			(1,500)	$11.410
6/30/2006	Central Florida Investments, Inc.	sold shares			(1,500)	$11.440
6/30/2006	Central Florida Investments, Inc.	sold shares			(250)	$11.410
6/30/2006	Central Florida Investments, Inc.	sold shares			(1,000)	$11.460
6/30/2006	Central Florida Investments, Inc.	sold shares			(1,500)	$11.460
6/30/2006	Central Florida Investments, Inc.	sold shares			(9,000)	$11.408
6/30/2006	Central Florida Investments, Inc.	sold shares			(50,000)	$11.438
6/29/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	23,100	$12.500
6/29/2006	David Siegel	Sold Puts	Aug-06	12.5	(530)	$1.203
6/29/2006	Central Florida Investments, Inc.	sold shares			(7,600)	$11.404
6/29/2006	Central Florida Investments, Inc.	sold shares			(17,400)	$11.360
6/29/2006	Central Florida Investments, Inc.	sold shares			(700)	$11.336
6/29/2006	Central Florida Investments, Inc.	sold shares			(25,000)	$11.437
6/29/2006	Central Florida Investments, Inc.	sold shares			(25,000)	$11.360
6/29/2006	Central Florida Investments, Inc.	sold shares			(24,300)	$11.360
6/28/2006	David Siegel	Sold Puts	Aug-06	12.5	(672)	$1.157
6/28/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	6,000	$12.500
6/27/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	20,000	$12.500

SCHEDULE E

List of the transactions in Issuer Common Stock that were effected by the Reporting Persons since the filing of Amendment No. 2 to the Schedule 13D

None.